Exhibit 21.1

Subsidiaries of Cathay General Bancorp	State of Incorporation

Cathay Bank	California

Cathay Capital Trust I	Delaware

Cathay Capital Trust II	Delaware

Cathay Capital Trust III	Delaware

Cathay Capital Trust IV	Delaware

Cathay Statutory Trust I	Connecticut

GBC Venture Capital, Inc.	California

Subsidiaries of Cathay Bank

Cathay Community Development Corporation	California

Cathay Real Estate Investment Trust	Maryland

Cathay Trade Services, Asia Limited	Hong Kong

GB Capital Trust II	Maryland

GBC Real Estate Investments, Inc.	California

Cathay Holdings LLC	Texas